Points International to Present at the Craig-Hallum 2010 Alpha Select Conference

Toronto, Canada –September 30, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will present at the Craig-Hallum 2010 Alpha Select Conference to be held October 6, 2010, at The Roosevelt Hotel in New York, New York. Rob MacLean, the Company’s Chief Executive Officer and Anthony Lam, the Company’s Chief Financial Officer will present at 1:30 p.m. ET on Wednesday, October 6, 2010.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan® , AsiaMiles™ , British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:
Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400